UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

PROSOMNUS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

50535E108

(CUSIP Number)

Mr. John L. Steffens

c/o Spring Mountain Capital, LP

650 Madison Avenue, 20th Floor

New York, NY 10022

Telephone: (212) 292-8300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50535E108	SCHEDULE 13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Holdings II G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,130,630
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,130,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,130,630
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 50535E108	SCHEDULE 13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Holdings II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,130,630
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,130,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,130,630
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 50535E108	SCHEDULE 13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John L. Steffens
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,130,630
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,130,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,130,630
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 50535E108	SCHEDULE 13D	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gregory P. Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,130,630
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,130,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,130,630
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 50535E108	SCHEDULE 13D	Page 6 of 11

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of ProSomnus, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5675 Gibraltar Drive, Pleasanton, CA 94588.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by (i) SMC Holdings II, LP, a Delaware limited partnership (“Holdings”); (ii) SMC Holdings G.P., LLC, a Delaware limited liability company (“Holdings GP”) and the general partner of Holdings; (iii) John L. Steffens (“Mr. Steffens”); and (iv) Gregory P. Ho (“Mr. Ho”). Mr. Steffens and Mr. Ho are the managing members of Holdings GP. The filers of this statement are collectively referred to herein as the “Group.” The joint filing agreement of the members of the Group is attached as Exhibit 1 to this Schedule 13D.

Each of Holdings GP, Mr. Steffens and Mr. Ho may be deemed to indirectly hold the securities directly held by Holdings. Holdings holds voting and dispositive power over the securities that it directly holds. Each of Mr. Steffens, Mr. Ho and Holdings GP disclaims beneficial ownership of the securities held by Holdings, except to the extent of their respective pecuniary interests therein.

(b) The business address of all members of the Group is c/o Spring Mountain Capital, LP, 650 Madison Avenue, 20th Floor, New York, NY 10022.

(c) The principal business of Holdings is that of investing in securities. The principal business of Holdings GP is acting as general partner of Holdings. The principal businesses of Mr. Steffens and Mr. Ho is acting as managing members of Holdings GP and other affiliated entities.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of Holdings and Holdings GP is organized under the laws of the State of Delaware. Mr. Ho and Mr. Steffens are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The funds for the purchase of the securities described in this Schedule 13D came from the working capital of Holdings, which is the direct owner of the securities. The aggregate investment costs of the shares of Common Stock beneficially owned by the Reporting Persons is approximately $3.3 million; provided, that such amount includes the cost of the acquisition of the Series A Stock, the Warrants issued pursuant to the SPA and the New Note (each as defined in Item 4 below) that are directly held by Holdings, the shares of Common Stock issuable upon the conversion or exercise of which are not yet beneficially owned by the Reporting Persons, in whole or in part, since their conversion or exercise into shares of Common Stock, whether in whole or in part, is subject to shareholder approval, as discussed in Item 4 below. No borrowed funds were used to purchase the securities.

CUSIP No. 50535E108	SCHEDULE 13D	Page 7 of 11

Item 4. Purpose of Transaction

On August 26, 2022, the Issuer entered into a Subordinated Securities Purchase Agreement (the “Subordinated SPA”) with Holdings and the other parties thereto pursuant to which, among other things, the Issuer agreed to issue to the investors subordinated secured convertible notes due April 6, 2026 (“Subordinated Notes”) in the aggregate principal amount of $17.45 million, with Holdings subscribing to purchase a Subordinated Note in the original principal amount of $3,256,549 (the “Holdings Subordinated Note”). The Holdings Subordinated Note, together with 246,068 shares of Common Stock and a five-year warrant to purchase up to 296,546 shares of Common Stock at an exercise price of $11.50 per share, was issued to Holdings on or about December 6, 2022 pursuant to the Subordinated SPA.

On September 20, 2023, the Issuer entered into a Securities Purchase Agreement (the “SPA”) with Holdings and the other investors named therein, pursuant to which the Issuer agreed to issue to Holdings, and Holdings agreed to purchase from the Issuer, 3,300 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Stock”), for an aggregate purchase price of $3.3 million at a per share purchase price of $1,000. A total of 2,400 shares of Series A Stock were sold by the Issuer to Holdings at a closing that was held on September 20, 2023 (the “Initial Closing”), and an additional 900 shares of Series A Stock were sold by the Issuer to Holdings at a closing that was held on October 20, 2023 (the “Second Closing”), in each case, pursuant to the terms and conditions of the SPA. Each share of Series A Stock is convertible into 1,000 shares of Common Stock. In addition, pursuant to the SPA, the Issuer issued to Holdings (A) at the Initial Closing, five-year warrants to purchase up to 1,328,484 shares of Common Stock at an exercise price of $1.00 per share (“Warrants”), and (B) at the Second Closing, Warrants to purchase up to 900,000 shares of Common Stock. The Warrants are not exercisable until such time as the Issuer obtains stockholder approval for all Common Stock issuable in respect of the Series A Stock, the Warrants and the New Notes (as defined below) (“Stockholder Approval”), and thus the shares of Common Stock issuable upon exercise of the Warrants shall not be beneficially owned by the Reporting Persons until Stockholder Approval is obtained.

The SPA also provides that the Issuer will enter into an Exchange Agreement with Investors that hold Subordinated Notes as soon as practicable following the Initial Closing, pursuant to which the Issuer will issue to such Investors new convertible notes on substantially similar terms to the Subordinated Notes other than that such new notes will be convertible into shares of Common Stock at an effective price of $1.00 per share subject to the terms and conditions of the applicable new indenture pursuant to which the applicable series of new notes will be issued by the Issuer (the “New Notes”), in exchange for such Investors’ Subordinated Notes. The Issuer entered into an Exchange Agreement (the “Exchange Agreement”) with the relevant Investors, including Holdings, on October 11, 2023. Pursuant to the Exchange Agreement, Holdings exchanged the Holdings Subordinated Note for a New Note in the original principal amount of $3,256,549. Prior to the date on which Stockholder Approval is obtained, pursuant to that certain Indenture, dated as of October 11, 2023, by and among the Issuer, ProSomnus Holdings, Inc. and ProSomnus Sleep Technologies, Inc., as guarantors, and Wilmington Trust, National Association, as trustee and collateral agent (the “Subordinated Indenture”), the New Notes are convertible at the conversion price applicable to the Subordinated Notes, for an aggregate of 626,260 shares of Common Stock. The Subordinated Indenture provides that a customary beneficial ownership blocker, set at 4.99%, shall apply to the New Notes.

Prior to the date on which Stockholder Approval is obtained, each holder of Series A Stock may only convert its shares of Series A Stock into a number of shares of Common Stock equal to the product of (i) 19.95% of the number of outstanding shares of Common Stock immediately prior to the entrance into the SPA multiplied by (ii) such holder’s percentage of the aggregate proceeds raised under the SPA from the issuance of the Series A Stock, rounded down to the nearest whole share. As a result, prior to the date on which Stockholder Approval is obtained, the maximum number of shares of Common Stock for which Holdings may convert its shares of Series A Stock shall be approximately 940,785 shares, which shares shall be deemed beneficially owned by the Reporting Persons.

The foregoing descriptions of certain material terms of the Subordinated SPA, the SPA and the Subordinated Indenture are not, and no not purport to be, complete and are qualified in their entirety by reference to the full text of those documents, which have been filed as Exhibits 2, 3 and 4 hereto, respectively, and are incorporated herein by reference.

CUSIP No. 50535E108	SCHEDULE 13D	Page 8 of 11

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth herein, the Reporting Persons have no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 16,288,124, reported as of August 8, 2023, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2023, plus the number of shares of Common Stock issuable upon exercise or conversion of any shares of Series A Stock, warrants to purchase shares of Common Stock and notes convertible into shares of Common Stock that are held by the applicable Reporting Person as described in this Schedule 13D, but without giving effect to any Shares of Common Stock that may be only be issued to the Reporting Persons after the date, if any, on which Stockholder Approval is obtained.

(A)	SMC Holdings II, LP

(a)	Aggregate number of shares beneficially owned: 2,130,630

Percentage: 11.7%

(b)	1.	Sole power to vote or to direct vote: 0

2.	Shared power to vote or to direct vote: 2,130,630

3.	Sole power to dispose or to direct the disposition: 0

4.	Shared power to dispose or to direct disposition: 2,130,630

(c)	Other than as described in this Schedule 13D, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d)	Other than as described in this Schedule 13D, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(B)	SMC Holdings II G.P., LLC

(a)	Aggregate number of shares beneficially owned: 2,130,630

Percentage: 11.7%

CUSIP No. 50535E108	SCHEDULE 13D	Page 9 of 11

(b)	1.	Sole power to vote or to direct vote: 0

2.	Shared power to vote or to direct vote: 2,130,630

3.	Sole power to dispose or to direct the disposition: 0

4.	Shared power to dispose or to direct disposition: 2,130,630

(c)	Other than as described in this Schedule 13D, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d)	Other than as described in this Schedule 13D, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(C)	John L. Steffens

(a)	Aggregate number of shares beneficially owned: 2,130,630

Percentage: 11.7%

(b)	1.	Sole power to vote or to direct vote: 0

2.	Shared power to vote or to direct vote: 2,130,630

3.	Sole power to dispose or to direct the disposition: 0

4.	Shared power to dispose or to direct disposition: 2,130,630

(c)	Other than as described in this Schedule 13D, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d)	Other than as described in this Schedule 13D, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(D)	Gregory P. Ho

(a)	Aggregate number of shares beneficially owned: 2,130,630

Percentage: 11.7%

(b)	1.	Sole power to vote or to direct vote: 0

2.	Shared power to vote or to direct vote: 2,130,630

3.	Sole power to dispose or to direct the disposition: 0

4.	Shared power to dispose or to direct disposition: 2,130,630

(c)	Other than as described in this Schedule 13D, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d)	Other than as described in this Schedule 13D, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

CUSIP No. 50535E108	SCHEDULE 13D	Page 10 of 11

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the joint filing agreement filed as Exhibit 1 to this Schedule 13D and the items that are described in Item 4 above and/or that are incorporated by reference herein (and listed as exhibits in Item 7 below), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated October 23, 2023
2	Subordinated Securities Purchase Agreement, dated as of August 26, 2022, by and among ProSomnus holdings, Inc., Lakeshore Acquisition I Corp. and the purchasers identified therein (filed as Exhibit 10.17 to the Registration Statement on Form S-4 of LAA Merger Corp. (Reg. No. 333-265885) that was filed with the Securities and Exchange Commission on October 17, 2022).
3	Securities Purchase Agreement, dated as of September 20, 2023, by and among ProSomnus, Inc. and the investors named therein (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 21, 2023).
4	Indenture, dated as of October 11, 2023, by and among ProSomnus, Inc., ProSomnus Holdings, Inc. and ProSomnus Sleep Technologies, Inc., as guarantors, and Wilmington Trust, National Association, as trustee and collateral agent (filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on October 12, 2023, and incorporated herein by reference).

CUSIP No. 50535E108	SCHEDULE 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2023

SMC HOLDINGS II G.P., LLC

By:	/s/ Gregory P. Ho
Name:	Gregory P. Ho
Title:	Managing Member

SMC HOLDINGS II, LP

By:	SMC HOLDINGS II, G.P., LLC
General Partner

By:	/s/ Gregory P. Ho
Name:	Gregory P. Ho
Title:	Managing Member

/s/ John L. Steffens
John L. Steffens

/s/ Gregory P. Ho
Gregory P. Ho